Exhibit 99.1
Consolidated financial and operational highlights

($ 000s except per share data)	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change

Product sales and service revenue	$450,849	$363,767	24	$1,386,331	$1,202,832	15

Funds flow from continuing operations (1)	$62,790	$43,642	44	$159,865	$(80,853)	-
Funds flow from discontinued operations (1)	$-	$-	-	$-	$(2,436)	(100)
Funds flow from operations (1)	$62,790	$43,642	44	$159,865	$(83,289)	-
Adjusted EBITDA - continuing operations (2)	$69,528	$52,538	32	$182,068	$(72,423)	-

Adjusted funds flow from continuing operations (3)	$62,790	$43,642	44	$159,865	$130,119	23
Per weighted average share - basic and diluted (4)	$0.23	$0.16	44	$0.59	$0.49	20
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	61%	112%	(46)	73%	113%	(35)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$69,528	$52,538	32	$182,068	$138,549	31

Dividends to shareholders	$36,609	$47,990	(24)	$109,382	$143,418	(24)
Per share	$0.14	$0.18	(22)	$0.41	$0.54	(24)
Non-cash distribution in connection with the disposition of the Upstream business unit	$-	$-		$-	$308,690
Per share	$-	$-		$-	$1.16
Net income from continuing operations	$48,398	$13,979	246	$76,632	$48,595	58
Per weighted average share - basic and diluted (4)	$0.18	$0.05	260	$0.28	$0.18	56
Net income (loss)	$48,398	$8,979	439	$76,632	$(82,886)	-
Per weighted average share - basic and diluted (4)	$0.18	$0.03	500	$0.28	$(0.31)	-
Capital expenditures from continuing operations:
- Growth	$25,761	$10,063	156	$63,951	$18,283	250
- Sustaining	$2,310	$902	156	$11,037	$3,096	256
Acquisitions - continuing operations	$-	$9		$-	$22,456
Weighted average shares outstanding (000s)
- basic and diluted (4)	270,981	266,419	2	269,920	265,437	2
Provident Midstream NGL sales volumes (bpd)	94,709	95,388	(1)	101,067	100,833	-

Consolidated
	As at September 30,	As at December 31,
($ 000s)	2011		2010	% Change
Capitalization
Long-term debt (including current portion)	$521,227	$473,754		10
Shareholders’ equity	$581,414	$588,207		(1)

(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the three and nine months ended September 30, 2011 compared to the same periods in 2010 and should be read in conjunction with the accompanying interim consolidated financial statements of Provident. This analysis has been prepared using information available up to November 9, 2011.

Provident operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids (NGLs) within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the second quarter of 2010, Provident’s Canadian oil and natural gas production business (“Provident Upstream” or “COGP”) was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 18 of the interim consolidated financial statements). As a result of Provident’s conversion from an income trust to a corporation, effective January 1, 2011, references to “common shares”, “shares”, “share based compensation”, “shareholders”, “performance share units”, “PSUs”, “restricted share units”, “RSUs”, “premium dividend and dividend reinvestment share (DRIP) purchase plan”, and “dividends” should be read as references to “trust units”, “units”, “unit based compensation”, “unitholders”, “performance trust units”, “PTUs”, “restricted trust units”, “RTUs”, “premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan”, and “distributions”, respectively, for periods prior to January 1, 2011.

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.  This analysis contains forward-looking information and statements. See “Forward-looking information” at the end of the analysis for further discussion.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010. Provident’s first, second and third quarter 2011 interim consolidated financial statements reflect this change in accounting standards. For more information, see “Change in accounting policies”.

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly dividends. Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See “Reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, amortization, and other non-cash items (“adjusted EBITDA”). See “Reconciliation of non-GAAP measures”.

Significant events in 2010

The second quarter of 2010 included two significant events that impacted the comparative results related to the second quarter and year-to-date earnings, adjusted EBITDA and funds flow from operations significantly. First, Provident sold the remainder of its Upstream business unit to move forward as a pure-play infrastructure midstream business.  This transaction completed the sales process of the Upstream business and the Upstream business unit is now classified as discontinued operations.  Strategic review and restructuring costs associated with the continued divestment of upstream properties, the final sale of Provident’s Upstream business and the related separation of the business units were also incurred in the second quarter of 2010. See “Discontinued operations (Provident Upstream)”.

The second significant transaction was execution of a buyout of the fixed price derivative contracts that related to the Midstream business. In April, 2010, Provident completed a buyout of fixed price crude oil and natural gas swaps for a total realized cost of $199.1 million. The carrying value of the specific contracts at March 31, 2010 was a liability of $177.7 million, resulting in an offsetting unrealized gain in the second quarter of 2010. The $199.1 million buyout represents a cash cost and reduces funds flow from operations and adjusted EBITDA. The offsetting unrealized gain of $177.7 million is not reflected in Provident’s funds flow from operations or adjusted EBITDA as it is a non-cash recovery. Provident has retained certain participating crude oil and natural gas swaps and NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

“Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs”

Two additional non-GAAP measures of “Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs” have been provided and are also used in the calculation of certain ratios. The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident’s pure-play Midstream infrastructure and logistics business and to provide additional information to assess future funds flow and earnings generating capability. See “Reconciliation of non-GAAP measures”.

Recent developments

Acquisition of Three Star Trucking Ltd.

On October 3, 2011, Provident announced that it had completed the acquisition of a two-thirds interest in Three Star Trucking Ltd. (“Three Star”), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers.  The acquisition was funded by approximately $8 million in cash and 945,000 Provident shares as well as $4 million of assumed bank debt and working capital.  Provident will retain the option to purchase the remaining one-third interest in Three Star after three years from the closing date.

Construction of a truck terminal at Cromer

On September 8, 2011, Provident announced the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of natural gas liquids production from the Bakken area. The natural gas liquids from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario.  Provident anticipates the project will cost approximately $10 million to complete and will begin receiving volumes in the first quarter of 2012.

Long-term storage agreements

On September 15, 2011, Provident announced that it had entered into agreements with Nova Chemicals Corporation to provide approximately one million barrels of product storage and other services at the Provident Redwater Facility with staged on-stream dates in the third quarter of 2012 and first quarter of 2013.

On September 30, 2011, Provident announced that it had entered into a 10 year agreement with a major industrial company in the Sarnia area for the contracting of two underground storage caverns along with associated pipeline and drying facilities at Provident’s Corunna Facility located near Sarnia, Ontario. The total amount of storage contracted under this agreement is 525,000 barrels in two caverns with storage services anticipated to commence in the first quarter of 2012.

On October 6, 2011, Provident announced that it had entered into a 10 year crude oil storage agreement at its Redwater Facility with a major producer and will be providing two underground storage caverns totaling approximately one million barrels of storage capacity on a fee-for-service basis.  As part of the arrangement, Provident will convert one of its existing product caverns and will re-configure one of the five caverns currently under development at Redwater to accommodate the storage of crude oil products.  The caverns are expected to be placed into crude oil service in the second quarter of 2012 and 2013, respectively.

Revolving term credit facility

Provident renegotiated an extension of its existing credit agreement (the "Credit Facility") as of October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million. The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013 (subject to customary extension provisions).

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, amortization, and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between these measures and income from continuing operations before taxes follows:

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Income before taxes	$61,020	$9,077	572	$134,487	$18,805	615
Adjusted for:
Financing charges	8,559	8,777	(2)	31,918	21,742	47
Unrealized gain offsetting buyout of financial derivative instruments	-	-	-	-	(177,723)	(100)
Unrealized (gain) loss on financial derivative instruments	(16,677)	26,641	-	(24,291)	40,235	-
Depreciation and amortization	10,475	11,380	(8)	31,714	32,831	(3)
Unrealized foreign exchange gain and other	(1,109)	(4,477)	(75)	(834)	(5,026)	(83)
Loss on revaluation of conversion feature of convertible debentures	4,097	-	-	5,300	-	-
Non-cash share based compensation expense (recovery)	3,163	1,140	177	3,774	(3,287)	-
Adjusted EBITDA	69,528	52,538	32	182,068	(72,423)	-

Adjusted for:
Realized loss on buyout of financial derivative instruments	-	-	-	-	199,059	(100)
Strategic review and restructuring costs	-	-	-	-	11,913	(100)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$69,528	$52,538	32	$182,068	$138,549	31

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by (used in) operating activities:

Reconciliation of funds flow from operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Cash provided by (used in) operating activities	$11,583	$(14,226)	-	$114,525	$(166,700)	-
Change in non-cash operating working capital	51,207	57,868	(12)	45,340	81,370	(44)
Site restoration expenditures - discontinued operations	-	-	-	-	2,041	(100)
Funds flow from operations	62,790	43,642	44	159,865	(83,289)	-
Funds flow from discontinued operations	-	-	-	-	2,436	(100)
Realized loss on buyout of financial derivative instruments	-	-	-	-	199,059	(100)
Strategic review and restructuring costs	-	-	-	-	11,913	(100)
Adjusted funds flow from continuing operations	$62,790	$43,642	44	$159,865	$130,119	23

Funds flow from continuing operations and dividends

	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per share data)	2011	2010	% Change	2011	2010	% Change
Funds flow from continuing operations and dividends
Funds flow from continuing operations	$62,790	$43,642	44	$159,865	$(80,853)	-
Adjusted funds flow from continuing operations(1)	$62,790	$43,642	44	$159,865	$130,119	23
Per weighted average share
- basic and diluted (2)	$0.23	$0.16	44	$0.59	$0.49	20
Declared dividends	$36,609	$47,990	(24)	$109,382	$143,418	(24)
Per share	$0.14	$0.18	(22)	$0.41	$0.54	(24)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	61%	112%	(46)	73%	113%	(35)

(1) Adjusted funds flow from operations excludes realized loss on buyout of derivative instruments and strategic review and restructuring costs.
(2) Includes dilutive impact of convertible debentures.

For the three and nine months ended September 30, 2011, adjusted funds flow from continuing operations increased by 44 percent and 23 percent, respectively, over the same periods in 2010. The increases are attributed to a significant increase in gross operating margin partially offset by higher realized losses on financial derivative instruments and a current income tax recovery in the second quarter of 2010.

Declared dividends in the first nine months of 2011 totaled $109.4 million, 73 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.  In the comparable period of 2010, declared distributions were $143.4 million, 113 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident’s Upstream business. This distribution was valued at $308.7 million, or $1.16 per unit (see note 18 of the interim consolidated financial statements).

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of Provident that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information.  See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of Provident’s forward-looking information.

Provident anticipates that 2011 adjusted EBITDA will be in the upper portion of its guidance range of $245 million to $285 million.  This guidance is subject to market and operational assumptions including normal weather conditions and is based, in part, on average price assumptions for October through December 2011 of U.S. WTI crude of $91.00/bbl, AECO natural gas of $3.40/GJ, a Cdn/U.S. dollar exchange rate of $1.00 and a Mont Belvieu propane price at 69 percent of crude oil.  This guidance also assumes that extraction premiums at Empress for the remainder of 2011 will be near the high end of an updated range of between $6 and $9 per gigajoule.

On November 9, 2011, Provident’s Board of Directors approved an increase in the monthly cash dividend to $0.0475 per share ($0.57 per share annually) beginning with the January 2012 dividend, payable on or about February 15, 2012.  This represents a 5.6 percent increase over the current monthly dividend of $0.045 per share.

Provident continues to move forward with its expanded 2011 capital program and has deployed approximately $75 million of capital year-to-date, including $64 million on growth capital projects and $11 million of sustaining capital.  During the third quarter, Provident commenced construction of a newly announced NGL truck unloading terminal at Cromer, Manitoba and commissioned its new 16 spot multi-commodity rail loading and offloading terminal at the Provident Corunna Storage and Terminalling Facility.  Subsequent to the quarter, on October 3, 2011, Provident also closed the acquisition of a two-thirds interest in Three Star Trucking Ltd.

Execution of the remainder of Provident’s 2011 capital program is currently proceeding as planned.  In the fourth quarter of 2011, construction of the Septimus to Younger Pipeline is expected to be completed and Provident anticipates putting into service a new pipeline to replace an aging section of the Taylor to Boundary Lake pipeline on the Liquids Gathering System.  Overall, it is anticipated that certain 2011 projects may be completed under budget. In addition, due to scheduling considerations, a small percentage of planned 2011 capital may be deferred to the first quarter of 2012.  This capital deferral is not expected to materially impact the start-up dates of any of Provident’s capital projects.

In addition to advancing its capital program, over the past few weeks Provident has announced long-term storage arrangements for its underground storage facilities at Redwater and Corunna.  These arrangements will underpin a significant portion of the company’s 2012 capital program with stable long-term fee-based arrangements.

Over the next two years, Provident currently plans to deploy approximately $280 million in growth capital, $135 million and $145 million in 2012 and 2013, respectively.  Management further estimates a future annual growth capital run rate of approximately $100 million to $125 million beyond 2013.  For Redwater West, Provident’s growth opportunities are associated with the increased liquids-rich natural gas drilling in the Montney, BC area and growing activity levels in the Alberta oilsands, both of which have significantly increased the demand for NGL infrastructure and logistics services.  For Empress East, increasing liquids-rich drilling in the Appalachian shale plays in the United States as well as the Company’s expanding footprint as a crude oil and NGL services provider in the Bakken area has provided Provident with opportunities to take part in the increasing demand for transportation and storage services.  Sustaining capital expenditures for 2012 and beyond are expected to average between $10 million and $15 million annually.

Provident’s 2012 capital program of approximately $135 million will be allocated as follows:

1.	Redwater West Storage Development

At Redwater, Provident will deploy approximately $95 million on the continued development of underground storage caverns and related cavern infrastructure.  Provident currently has five caverns in various stages of development which will come into service over the next three years.  Over the past several weeks, Provident has entered into long-term underground storage arrangements for approximately 2.0 million barrels of storage capacity at Redwater.  These long-term arrangements will underpin Provident’s cavern development program with stable fee-based cash flows and serve to demonstrate the increasing demand for underground hydrocarbon storage in the greater Fort Saskatchewan area.  In the future, one of these five development caverns may become designated as a replacement cavern.

2.	Redwater West Expansion & Optimization

Provident will spend approximately $6 million on initiatives around its Younger fractionation facility and Liquids Gathering System to optimize Younger plant operating capacity and further enhance Redwater West supply.  Over the past several months, Provident has experienced a significant increase in gas supply to Younger which has stemmed from the increased liquids-rich natural gas drilling in the Montney area in BC. Completion of the Septimus to Younger pipeline, which is scheduled for the fourth quarter of 2011, will further augment gas supply into the Younger facility.

A further $18 million of capital has been allocated for the initial phase of a planned expansion and optimization of the Redwater facility.  The first phase of the expansion is expected to increase fractionation capacity at Redwater by approximately 8,000 barrels per day, and will allow Provident to process additional NGLs expected from the Younger facility and from Provident’s NGL capture areas around its Liquids Gathering System, as well as additional NGLs that may be received via the Pembina Pipeline System.  Additional details around subsequent expansion phases, including fractionation capacity and capital costs, are expected to be released in 2012.

3.	Corunna Facility Enhancements

For 2012, Provident has allocated approximately $10 million of capital for projects associated with its storage and terminalling facilities at Corunna, Ontario.  In the first quarter of 2012, Provident will begin providing additional storage and terminalling services under a long-term agreement with a major industrial customer in the Sarnia area.  Additional capital will be spent to increase storage capacity and enhance service capabilities at Corunna in order to meet new demand arising from increasing levels of liquids-rich natural gas drilling in the Appalachian shale plays in the United States and strong petrochemical and refining activity in the Sarnia area.

4.	Bakken Development

The remaining $6 million of capital will be directed towards expanding Provident’s crude oil and NGL footprint in the Bakken area.  In the first quarter of 2012, Provident will complete the construction of its truck unloading terminal facility at Cromer, Manitoba and will begin receiving NGL mix supply which will be injected into the Enbridge mainline for transportation to Sarnia, Ontario.  Through its subsidiary, Three Star Trucking Ltd., Provident is also planning to purchase additional trucking units to expand its crude oil hauling operations and diversify into NGL and diluents trucking and other service offerings.

The strong NGL industry fundamentals which have contributed to robust NGL pricing and demand over the past few months are expected to continue throughout the remainder of 2011.  However, it is expected that 2012 will trend towards more normal market conditions.  Provident continues to be encouraged by the business development opportunities that have emerged around all of its facilities in response to accelerating growth in the Montney and Appalachian natural gas plays, the Bakken oil play, and the Alberta oilsands.

Provident Midstream operating results review

The Midstream business

Provident’s Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers.  In order to aid in the understanding of the business, this MD&A provides information about the associated business activities of the Midstream operation comprising Redwater West, Empress East and Commercial Services.  The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income.  The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Company.

Provident’s integrated marketing and distribution arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGLs produced by the Redwater West and Empress East facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America.  By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations.  Provident’s marketing group also generates arbitrage trading margins by taking advantage of trading opportunities created by locational price differentials.

Market environment

Provident’s performance is closely tied to market prices for NGLs and natural gas, which can vary significantly from period to period. The key reference prices impacting Midstream gross operating margins are summarized in the following table:

Midstream business reference prices	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change

WTI crude oil (US$ per barrel)	$89.76	$76.20	18	$95.48	$77.65	23
Exchange rate (from US$ to Cdn$)	0.98	1.04	(6)	0.98	1.04	(6)
WTI crude oil expressed in Cdn$ per barrel	$87.99	$79.18	11	$93.37	$80.43	16

AECO natural gas monthly index (Cdn$ per gj)	$3.53	$3.52	-	$3.55	$4.11	(14)

Frac Spread Ratio (1)	24.9	22.5	11	26.3	19.6	34

Mont Belvieu Propane (US$ per US gallon)	$1.54	$1.07	44	$1.48	$1.13	31
Mont Belvieu Propane expressed as a percentage of WTI	72%	59%	22	65%	61%	7

Market Frac Spread in Cdn$ per barrel (2)	$56.09	$37.78	48	$53.42	$38.31	39

(1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2) Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The NGL pricing environment in the third quarter of 2011 was significantly stronger than in the third quarter of 2010.  The average third quarter 2011 WTI crude oil price was US$89.76 per barrel, representing an increase of 18 percent compared to the third quarter of 2010.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the third quarter of 2011 compared to the third quarter of 2010. Propane prices were also stronger than in the comparative period, reflecting the increase in crude oil prices combined with lower North American supply resulting from above average exports and stronger demand from the petrochemical sector.  The Mont Belvieu propane price averaged US$1.54 per U.S. gallon (72 percent of WTI) in the third quarter of 2011, compared to US$1.07 per U.S. gallon (59 percent of WTI) in the third quarter of 2010. Butane and condensate sales prices were also much improved in the third quarter of 2011, also reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The third quarter 2011 AECO natural gas price averaged $3.53 per gj which is consistent with $3.52 per gj during the third quarter of 2010.  While low natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may curtail drilling activities.  Continued softness in natural gas prices has improved market frac spreads but has also caused an increase in extraction premiums paid for natural gas supply in western Canada, particularly at Empress.  Recent strength in NGL pricing has resulted in improved netbacks for producers drilling in natural gas plays with higher levels of associated NGLs, such as the Montney area in British Columbia.  Increased focus on liquids-rich natural gas drilling is beneficial to Provident supply, particularly at Redwater.

The margins generated from Provident’s extraction operations at Empress, Alberta and Younger, British Columbia are determined primarily by “frac spreads”, which represent the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger extraction margins.  Differentials between propane-plus and crude oil prices, as well as location price differentials will also impact frac spreads.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within frac spreads, however these costs are included when determining operating margin.

Market frac spreads averaged $56.09 per barrel during the third quarter of 2011, representing a 48 percent increase from $37.78 per barrel during the third quarter of 2010.  Higher frac spreads were a result of higher NGL prices combined with a flat AECO natural gas price.  While Provident benefits directly from higher frac spreads at its Younger facility, the benefit of higher market frac spreads in the third quarter of 2011 was offset at Empress by continued high costs for natural gas supply in the form of extraction premiums. Empress extraction premiums increased approximately 50 percent when compared to the third quarter of 2010 and, are primarily a result of low volumes of natural gas flowing past the Empress straddle plants and increased competition for NGLs as a result of higher frac spreads.  Empress border flow was relatively flat in the third quarter of 2011 compared to the same quarter of 2010 at a rate of approximately 4.6 bcf per day.  Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs during periods of high demand.

Provident partially mitigates the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada.  Provident purchases NGL mix which is transported to the truck rack at the Provident Empress facility. The NGL mix is then transported to the premium-priced Sarnia market for fractionation and sale.  Provident also purchases NGL mix supply from other Empress plant owners as well as in the Edmonton market. While gross operating margins benefit from additional NGL mix supply, per unit margins are impacted as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

Industry propane inventories in the United States were approximately 57.5 million barrels as at the end of the third quarter of 2011, representing a decrease of approximately 3.9 million barrels compared to the prior year quarter, and are approximately 8.0 million barrels below the five year historical average. Inventory levels are below the five year historical average primarily due to the continued strong demand from the petrochemical sector and above average propane exports from the U.S. Gulf Coast primarily to Central and South American markets.  Canadian industry propane inventories were approximately 9.3 million barrels at the end of the third quarter of 2011, 0.6 million barrels lower than the end of the third quarter of 2010 and 0.9 million barrels lower than the historic five year average.  Propane inventories have decreased compared to the prior year quarter primarily due to strong third quarter demand for propane in 2011.

Provident Midstream business performance

Provident Midstream results can be summarized as follows:
	Three months ended September 30,			Nine months ended September 30,
(bpd)	2011	2010	% Change	2011	2010	% Change

Redwater West NGL sales volumes	52,675	58,834	(10)	56,308	59,749	(6)
Empress East NGL sales volumes	42,034	36,554	15	44,759	41,084	9
Provident Midstream NGL sales volumes	94,709	95,388	(1)	101,067	100,833	-

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Redwater West margin	$49,982	$32,902	52	$144,615	$99,347	46
Empress East margin	22,179	13,516	64	72,157	52,910	36
Commercial Services margin	13,549	15,570	(13)	43,057	47,375	(9)
Gross operating margin	85,710	61,988	38	259,829	199,632	30
Realized loss on financial derivative instruments	(12,071)	(4,556)	165	(55,115)	(34,459)	60
Cash general and administrative expenses	(7,317)	(7,944)	(8)	(29,346)	(28,107)	4
Other income and realized foreign exchange	3,206	3,050	5	6,700	1,483	352
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	69,528	52,538	32	182,068	138,549	31
Realized loss on buyout of financial derivative instruments	-	-	-	-	(199,059)	(100)
Strategic review and restructuring costs	-	-	-	-	(11,913)	(100)
Adjusted EBITDA	$69,528	$52,538	32	$182,068	$(72,423)	-

Gross operating margin

Midstream gross operating margin during the third quarter of 2011 totaled $85.7 million, an increase of 38 percent compared to the same period in the prior year. The increase in operating margin is the result of a higher contribution from both Redwater West and Empress East by 52 percent and 64 percent, respectively, partially offset by a 13 percent decrease in operating margin from Commercial Services.

The year-to-date margin was $259.8 million in 2011 which is 30 percent higher than the year-to-date margin of $199.6 million in 2010.  Year-to-date margin reflects increased contributions from both Redwater West and Empress East by 46 percent and 36 percent, respectively, partially offset by a nine percent decrease in operating margin from Commercial Services.

Redwater West

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia.  The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.  The feedstock for Redwater West has a significant portion of NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident’s industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Provident’s condensate terminal is the largest of its size in western Canada.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within Commercial Services, while income relating to proprietary condensate marketing activities remains within Redwater West.

The third quarter 2011 operating margin for Redwater West was $50.0 million, an increase of 52 percent compared to $32.9 million in the third quarter of 2010.  Strong third quarter 2011 results were primarily due to stronger market prices for all NGL products as well as higher frac spreads at Younger.  Overall, Redwater West NGL sales volumes averaged 52,675 barrels per day in the third quarter of 2011, a 10 percent decrease compared to the third quarter of 2010.  Lower NGL sales volumes can be largely attributed to a decrease in sales volumes for ethane and condensate in the third quarter of 2011 compared to the third quarter of 2010.  Third quarter 2011 ethane sales were curtailed as the Younger plant underwent a regularly scheduled maintenance turnaround project over the end of the second and beginning of the third quarter of 2011 whereby the plant was either idle or operating at significantly less than capacity for a period of approximately two weeks during the third quarter.  Condensate sale volumes decreased compared to the prior year quarter as Provident imported less condensate via railcar from the U.S. Gulf Coast for sale into the western Canadian market. Margins on imported condensate supply tend to be lower than product supplied through western Canadian NGL mix or product extracted at Younger due to the significant transportation costs incurred on imported product. Decreases in sales volumes were more than offset by significant improvements in condensate market pricing, resulting in a higher margin in the quarter despite the decrease in sales volumes.

Product operating margins for propane, butane and condensate were higher in the third quarter of 2011 relative to the comparative period primarily due to more favourable market pricing.  Mt. Belvieu pricing for propane, butane and condensate have increased by 44 percent, 41percent and 40 percent, respectively, in the third quarter of 2011 compared to the third quarter of 2010.

Year-to-date operating margin increased to $144.6 million in 2011 from $99.3 million in 2010, an increase of 46 percent. The year-to-date increase is primarily due to a stronger NGL pricing environment in 2011 when compared to 2010.  Mt. Belvieu pricing for propane, butane and condensate has increased 31 percent, 27 percent and 36 percent, respectively, year-to-date 2011 compared to year-to-date 2010.  Higher operating margins were partially offset by a six percent reduction in Redwater West sales volumes which are primarily associated with reductions in condensate railcar imports from the U.S. Gulf Coast for sale in the western Canadian market.

Empress East

Provident extracts NGLs from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting propane and butane into markets in central Canada and the eastern United States.  The margin in the business is determined primarily by frac spreads.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Empress East gross operating margin was $22.2 million in the third quarter of 2011 compared to $13.5 million in the same quarter of 2010.  The 64 percent increase was due to increased sales volumes associated with strong demand for propane in the third quarter of 2011 when compared to the same quarter of 2010 as well as strong refinery demand for butane in the third quarter of 2011.  Overall, Empress East NGL sales volumes averaged 42,034 barrels per day, a 15 percent increase compared to the third quarter of 2010.  Stronger market prices for propane-plus products and consistently low gas prices resulted in higher frac spreads which was also beneficial to gross operating margin.  The positive impacts of strong demand, higher NGL sales prices and a lower AECO natural gas price were partially offset by increased extraction premiums paid to purchase natural gas in the Empress market.

Year-to-date gross operating margin of $72.2 million in 2011 represents a 36 percent increase compared to a year-to-date margin of $52.9 million in 2010.  The increase in year-to-date margin was primarily attributable to a 21 percent increase in propane-plus sales volumes combined with a 17 percent increase in propane-plus per unit revenues.  Higher volume sales and per unit revenues on propane-plus products were driven by increases in market pricing for all propane-plus NGL products and were partially offset by increased extraction premiums paid to purchase natural gas in the Empress market.  Sales volumes are higher than in the prior year as a result of higher demand for propane and butane in central Canada and the eastern United States in the third quarter of 2011 compared to the prior year quarter.

Commercial Services

Provident also utilizes its assets to generate income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this activity.  During the third quarter of 2011 Provident announced long-term storage agreements for four underground storage caverns, two at the Redwater facility and two at the Provident Corunna facility.  Subsequent to the end of the quarter Provident announced a long-term storage agreement for crude oil storage at the Redwater facility utilizing two additional underground storage caverns.

Commercial Services operating margin in the third quarter of 2011 was $13.5 million, representing a decrease of 13 percent compared to the same period in 2010.  Year-to-date 2011, the commercial services margin was $43.1 million, a decrease of nine percent compared to $47.4 million in 2010.  The decrease in margin was primarily associated with decreased condensate terminalling revenues as a result of the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area.

Earnings before interest, taxes, depreciation, amortization, accretion, and non-cash items (“adjusted EBITDA”)

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs incurred in the second quarter of 2010, associated with the separation of the business units.  Management has presented a metric excluding these items as an additional measure to evaluate Provident’s performance in the period and to assess future earnings generating capability.

Third quarter 2011 adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $69.5 million from $52.5 million in the third quarter of 2010. Year-to-date adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $182.1 million from $138.5 million in 2010. The increases reflect higher gross operating margins from both Redwater West and Empress East, partially offset by higher realized losses on financial derivative instruments under the commodity price risk management program.  In addition, the third quarter of 2011 includes other income of $2.1 million ($6.4 million year-to-date) related to payments received from third parties relating to certain contractual volume commitments at the Empress facilities.

Capital expenditures

Capital expenditures for the third quarter of 2011 totaled $28.1 million and $75.0 million year-to-date.  During 2011, $64.0 million of capital spending was primarily directed towards cavern development and terminalling infrastructure at the Provident Corunna facility near Sarnia, Ontario, cavern and brine pond development at the Redwater fractionation facility in Redwater, Alberta as well as various pipeline improvements and developments.  An additional $11.0 million was directed to sustaining capital activities and office related capital including $6.6 million associated with the replacement of the Taylor to Boundary Lake Pipeline.

Midstream capital expenditures for the third quarter of 2010 totaled $11.0 million and $21.4 million year-to-date.  During 2010, $18.3 million was spent on growth projects including the construction of a truck rack at the Provident Empress plant, continued development of cavern storage at Redwater, and development activities relating to the Provident Corunna facility. In addition, $3.1 million was spent on sustaining capital requirements and office related capital.

Net income (loss)

Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per share data)	2011	2010	% Change	2011	2010	% Change

Net income from continuing operations	$48,398	$13,979	246	$76,632	$48,595	58
Net loss from discontinued operations	-	(5,000)	(100)	-	(131,481)	(100)
Net income (loss)	$48,398	$8,979	439	$76,632	$(82,886)	-
Per weighted average share
- basic and diluted (1)	$0.18	$0.03	500	$0.28	$(0.31)	-

In the third quarter of 2011, Provident recorded net income of $48.4 million compared to net income of $9.0 million in the comparable 2010 quarter.  Net income in the third quarter of 2010 was impacted by a net loss from discontinued operations of $5.0 million related to post-closing adjustments attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations for the third quarter of 2011 was $48.4 million, compared to $14.0 million in the third quarter of 2010. Higher adjusted EBITDA combined with the positive impact of the change in unrealized gain on financial derivative instruments was partially offset by higher deferred income tax expense.

The year-to-date net income from continuing operations was $76.6 million in 2011, compared to $48.6 million in 2010.  Higher adjusted EBITDA, combined with the impact of the two identified significant events in 2010 and the change in unrealized gain on financial derivative instruments, was partially offset by higher financing and income tax expenses.  Net loss from discontinued operations was $131.5 million and is attributed to the sale of the Upstream business in the second quarter of 2010.

Taxes

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Current tax expense (recovery)	$97	$(1,015)	-	$208	$(11,094)	-
Deferred income tax expense (recovery)	12,525	(3,887)	-	57,647	(18,696)	-
	$12,622	$(4,902)	-	$57,855	$(29,790)	-

The current tax expense for the three and nine months ended September 30, 2011 was $0.1 million (2010 - $1.0 million recovery) and $ 0.2 million (2010 - $11.1 million recovery), respectively. The current tax recovery in 2010 was attributed to lower earnings subject to tax in the U.S. Midstream operations allowing the recovery of taxes paid in prior periods. The lower earnings in 2010 were generated primarily by the realized loss on buyout of financial derivative instruments.

For the nine months ended September 30, 2011, deferred income tax expense was $57.6 million compared to a recovery of $18.7 million in the same period of 2010.  As a result of Provident’s adoption of IFRS, the balance of deferred income taxes on the December 31, 2010 statement of financial position has increased by $22.3 million when compared to the previous Canadian GAAP amount (see note 5 of the interim consolidated financial statements). This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. Upon conversion to a corporation on January 1, 2011, these timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS difference at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings, resulting in incremental deferred tax expense of approximately $24 million. The deferred tax recovery in 2010 was primarily driven by losses created by deductions at the incorporated subsidiary level under the previous Trust structure.

Financing charges

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s, except as noted)	2011	2010	% Change	2011	2010	% Change

Interest on bank debt	$2,457	$2,661	(8)	$6,808	$6,685	2
Interest on convertible debentures	4,960	3,996	24	16,036	12,086	33
	7,417	6,657	11	22,844	18,771	22
Less: Capitalized borrowing costs	(739)	-	-	(739)	-	-
Less: Discontinued operations portion	-	-	-	-	(2,501)	(100)
Total cash financing charges	$6,678	$6,657	-	$22,105	$16,270	36

Weighted average interest rate on all long-term debt	5.0%	5.0%	-	5.3%	4.6%	15
Loss on purchase of convertible debentures	-	-	-	3,342	-	-
Accretion and other non-cash financing charges	1,881	2,120	(11)	6,471	6,966	(7)
Less: Discontinued operations portion	-	-	-	-	(1,494)	(100)
Total financing charges	$8,559	$8,777	(2)	$31,918	$21,742	47

Financing charges for the third quarter of 2011 were similar to the prior year, however, on a year-to-date basis financing charges have increased relative to 2010.  Interest on bank debt is lower in the third quarter of 2011 as Provident had less debt drawn on its revolving credit facility.  On a year-to-date basis, interest on bank debt is similar to 2010 with lower debt levels being offset by higher borrowing rates.  Interest on convertible debentures for the third quarter and year-to-date was higher than in the prior year reflecting a higher face value outstanding, partially offset by a reduced average coupon rate on the convertible debentures.  Financing charges also increased in 2011 as a result of losses recognized on the re-purchase of 6.5% convertible debentures in February 2011 and the redemption of the remaining 6.5% convertible debentures during May 2011.  In addition, the prior period includes an allocation of interest expense and associated financing charges to discontinued operations.

In the third quarter of 2011, Provident commenced capitalizing borrowing costs attributable to the construction of assets that take a substantial period of time to get ready for their intended use.  This reduced the Company’s total recognized financing charges in the third quarter of 2011 by $0.7 million (2010 - nil).

Commodity price risk management program

Provident’s risk management program utilizes financial derivative instruments to provide protection against commodity price volatility and protect a base level of operating cash flow. Provident has entered into financial derivative contracts through March 2013 to protect the relationship between the purchase cost of natural gas and the sales price of propane, butane and condensate and to protect the relationship between NGLs and crude oil in physical sales contracts. The program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments Provident uses include put and call options, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

Management  continues  to  actively  monitor  commodity  price  risk  and  continues  to  mitigate  its  impact through  financial  risk  management  activities.  Subject to market conditions including adequate liquidity, Provident’s intention is to hedge approximately 50 percent of its forecasted natural gas production volumes and forecasted NGL sales volumes on a rolling 12 month basis.  Also, subject to market conditions, Provident may add additional positions as appropriate for up to 24 months.  A summary of Provident’s current financial derivative positions, including Frac volume, midstream margin, interest rate, electricity, and foreign exchange contracts, is available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

A summary of Provident’s risk management contracts executed during the third quarter of 2011 is contained in the following table.

Activity in the Third Quarter:

Year	Product	Volume (Buy)/Sell		Terms	Effective Period

2011	Crude Oil	2,201	Bpd	US $86.71 per bbl (2) (7)	October 1 - December 31
	Natural Gas	(8,000)	Gjpd	Cdn $3.50 per gj (3) (6)	October 1 - December 31
	Propane	3,696	Bpd	US $1.5512 per gallon (4) (6)	October 1 - December 31
	Condensate	(2,201)	Bpd	US $2.225 per gallon (5) (7)	October 1 - December 31
	Foreign Exchange			Sell US $26,222,040 per month @ 0.9862 (8)	October 1 - December 31

2012	Crude Oil	2,217	Bpd	US $86.71 per bbl (2) (7)	January 1 - September 30
	Natural Gas	(14,000)	Gjpd	Cdn $3.68 per gj (3) (6)	January 1 - March 31
	Propane	6,099	Bpd	US $1.5682 per gallon (4) (6)	January 1 - March 31
	Condensate	(2,217)	Bpd	US $2.225 per gallon (5) (7)	January 1 - September 30
	Foreign Exchange			Sell US $24,641,529 per month @ 0.9862 (8)	January 1 - March 31

(1) The above table represents transactions entered into over the third quarter of 2011.
(2) Crude Oil contracts are settled against NYMEX WTI calendar average.
(3) Natural Gas contracts are settled against AECO monthly index.
(4) Propane contracts are settled against Mont Belvieu C3 TET.
(5) Condensate contracts are settled against Belvieu NON-TET Natural Gasoline.
(6) Midstream Frac Spread contracts.
(7) Midstream margin contracts executed to manage price exposure in physical sales contracts.
(8)  US Dollar forward contracts are settled against the Bank of Canada noon rate average.  Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the hedged commodity.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the three and nine months ended September 30, 2011 and 2010. The table excludes the impact of the Midstream derivative contract buyout of financial derivative instruments incurred in the second quarter of 2010 which is presented separately on the consolidated statement of operations.

	Three months ended September 30,				Nine months ended September 30,
Realized loss on financial derivative instruments	2011		2010		2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)

Crude oil	$1,625	0.8	$(1,263)	0.5	$(8,336)	1.7	$(12,414)	1.7
Natural gas	(2,243)	6.1	(3,149)	3.3	(7,935)	18.3	(25,128)	10.6
NGL's (includes propane, butane)	(13,086)	1.6	(336)	-	(41,841)	3.7	818	0.4
Foreign exchange	874		459		1,472		2,631
Electricity	1,084		(154)		1,947		446
Interest rate	(325)		(113)		(422)		(812)
Realized loss on financial derivative instruments	$(12,071)		$(4,556)		$(55,115)		$(34,459)

(1) The above table represents aggregate net volumes that were bought/sold over the periods.  Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss on financial derivative instruments for the third quarter of 2011 was $12.1 million compared to $4.6 million in the comparable 2010 quarter.  The majority of the realized loss in the third quarter of 2011 was driven by NGL derivative sales contracts settling at a contracted price lower than current NGL market prices.  The comparable third quarter 2010 realized loss was driven mostly by natural gas derivative purchase contracts settling at a contracted price higher than the market natural gas prices during the settlement period.

Liquidity and capital resources

($ 000s)	September 30, 2011	December 31, 2010	% Change

Long-term debt - revolving term credit facility	$206,482	$72,882	183
Long-term debt - convertible debentures (including current portion)	314,745	400,872	(21)
Working capital surplus (excluding financial derivative instruments)	(123,157)	(79,633)	55
Net debt	$398,070	$394,121	1

Shareholders' equity (at book value)	581,414	588,207	(1)
Total capitalization at book value	$979,484	$982,328	-

Total net debt as a percentage of total book value capitalization	41%	40%	3

Midstream revenues are received at various times throughout the month. Provident’s working capital position is affected by commodity price changes as well as by seasonal fluctuations that reflect changing inventory balances in the Midstream business. Typically, Provident’s inventory levels will increase in the second and third quarters when product demand is lower, and will decrease during the fourth and first quarters when product demand is at its highest. Provident relies on funds flow from operations, proceeds received under its Premium Dividend and Dividend Reinvestment (“DRIP”) purchase plan, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers in the oil and gas, petrochemical and refining and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties. In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

Provident renegotiated an extension of its existing credit agreement (the "Credit Facility") as of October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million.

The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013, (subject to customary extension provisions) secured by all of the assets of the Company and its subsidiaries. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.

As at September 30, 2011, Provident had drawn $210.8 million (including $1.8 million presented as a bank overdraft in accounts payable and accrued liabilities) or 42 percent of its Credit Facility (December 31, 2010 - $75.5 million or 15 percent).  Included in the carrying value at September 30, 2011 were financing costs of $1.7 million (December 31, 2010 - $2.4 million).  At September 30, 2011 the effective interest rate of the outstanding Credit Facility was 3.5 percent (December 31, 2010 - 4.1 percent).  At September 30, 2011 Provident had $57.3 million in letters of credit outstanding (December 31, 2010 - $47.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

The following table shows the change in Provident’s working capital position.

	As at	As at
($ 000s)	September 30, 2011	December 31, 2010	Change
Current Assets
Cash and cash equivalents	$-	$4,400	$(4,400)
Accounts receivable	183,296	206,631	(23,335)
Petroleum product inventory	161,848	106,653	55,195
Prepaid expenses and other current assets	5,110	2,539	2,571
Financial derivative instruments	37,404	487	36,917

Current Liabilities
Accounts payable and accrued liabilities	218,100	227,944	9,844
Cash distribution payable	8,997	12,646	3,649
Current portion of convertible debentures	-	148,981	148,981
Financial derivative instruments	63,717	37,849	(25,868)
Working capital surplus (deficit)	$96,844	$(106,710)	$203,554

The ratio of long-term debt to adjusted EBITDA from continuing operations for the twelve months ended September 30, 2011 was 1.9 to one compared to annual 2010 long-term debt to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs of 2.1 to one.

Share capital

On January 1, 2011, Provident Energy Trust (the “Trust”) completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” Pursuant to the conversion, unitholders exchanged all of their trust units for common shares on a one-for-one basis (see notes 1 and 12 of the interim consolidated financial statements).

Under Provident’s DRIP purchase plan 1.3 million shares were issued or are to be issued in the third quarter of 2011 representing proceeds of $10.3 million (2010 - 1.3 million trust units for proceeds of $8.5 million).

At September 30, 2011 management and directors held less than one percent of the outstanding common shares.

Capital related expenditures and funding

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Capital related expenditures
Capital expenditures	$(28,071)	$(10,965)	156	$(74,988)	$(21,379)	251
Site restoration expenditures - discontinued operations	-	-	-	-	(2,041)	(100)
Buyout of financial derivative instruments	-	-	-	-	(199,059)	(100)
Acquisitions	-	(9)	(100)	-	(22,456)	(100)
Net capital related expenditures	$(28,071)	$(10,974)	156	$(74,988)	$(244,935)	(69)

Funded by
Funds flow from operations net of declared dividends to shareholders and DRIP proceeds	$36,434	$4,181	771	$76,391	$(5,507)	-
Proceeds on sale of assets	-	3,300	(100)	-	3,300	(100)
Proceeds on sale of discontinued operations	-	(5,000)	(100)	-	106,779	(100)
Cash provided by investing activities from discontinued operations	-	-	-	-	170,710	(100)
Issuance of convertible debentures, net of issue costs	-	-	-	164,950	-	-
Repayment of debentures	-	-	-	(249,784)	-	-
Increase in long-term debt	35,080	60,020	(42)	132,869	38,511	245
Change in working capital, including cash	(43,443)	(51,527)	(16)	(49,438)	(68,858)	(28)
Net capital related expenditure funding	$28,071	$10,974	156	$74,988	$244,935	(69)

Provident has funded its net capital expenditures with funds flow from operations, DRIP proceeds and long-term debt.  In 2010, cash provided by investing activities from discontinued operations, which includes proceeds on sale of assets from the first quarter sales of oil and natural gas assets in West Central Alberta and the investment in Emerge Oil and Gas Inc. as well as cash proceeds from the second quarter sale of the remaining Upstream business, were applied to Provident’s revolving term credit facility.

Share based compensation

Share based compensation includes expenses or recoveries associated with Provident’s restricted and performance share plan. Share based compensation is recorded at the estimated fair value of the notional shares granted.  Compensation expense associated with the plan is recognized in earnings over the vesting period of each grant.  The expense or recovery associated with each period is recorded as non-cash share based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense. For the nine months ended September 30, 2011, Provident recorded share based compensation expense from continuing operations of $11.3 million (2010 - $3.6 million) and made related cash payments of $6.7 million (2010 - $6.9 million).  The expense was higher in 2011 as a result of an increase in the period of Provident’s share trading price upon which the compensation is based and due to recoveries in the second quarter of 2010 from staff reductions resulting in cancelled and exercised units.  The cash cost was included as part of severance in strategic review and restructuring costs.  At September 30, 2011, the current portion of the liability totaled $13.9 million (December 31, 2010 - $7.4 million) and the long-term portion totaled $7.8 million (December 31, 2010 - $10.4 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations.

Dividends and distributions

The following table summarizes dividends and distributions paid as declared by Provident since inception:

	Distribution / Dividend Amount
Per share / unit		(Cdn$)	(US$)*
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64
2002 Cash Distributions paid as declared		2.03	1.29
2003 Cash Distributions paid as declared		2.06	1.47
2004 Cash Distributions paid as declared		1.44	1.10
2005 Cash Distributions paid as declared		1.44	1.20
2006 Cash Distributions paid as declared		1.44	1.26
2007 Cash Distributions paid as declared		1.44	1.35
2008 Cash Distributions paid as declared		1.38	1.29
2009 Cash Distributions paid as declared		0.75	0.67
2010 Cash Distributions paid as declared		0.72	0.72
Inception to December 31, 2010 - Cash Distributions paid as declared		$15.24	$11.99
Capital Distribution - June 29, 2010		1.16	1.10
Total inception to December 31, 2010 Cash Distributions and Capital Distribution		$16.40	$13.09

2011 Cash Dividends paid as declared
Record Date	Payment Date
January 20, 2011	February 15, 2011	$0.045	$0.046
February 24, 2011	March 15, 2011	0.045	0.046
March 22, 2011	April 15, 2011	0.045	0.047
April 20, 2011	May 13, 2011	0.045	0.046
May 26, 2011	June 15, 2011	0.045	0.046
June 22, 2011	July 15, 2011	0.045	0.047
July 20, 2011	August 15, 2011	0.045	0.046
August 24, 2011	September 15, 2011	0.045	0.046
September 21, 2011	October 14, 2011	0.045	0.044
Total 2011 Cash Dividends paid as declared		$0.405	$0.414

* Exchange rate based on the Bank of Canada noon rate on the payment date.

Change in accounting policies

(i)	Recent accounting pronouncements

The International Accounting Standards Board (“IASB”) issued a number of new accounting pronouncements including IFRS 9 - Financial Instruments, IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities, and IFRS 13 - Fair Value Measurement as well as related amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards.

(ii)	International Financial Reporting Standards (IFRS)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010.

Provident’s first, second and third quarter 2011 interim consolidated financial statements reflect this change in accounting standards. Provident’s basis of preparation and adoption of IFRS is described in note 2 of the interim consolidated financial statements. Significant accounting policies and related accounting judgments, estimates, and assumptions can be found in notes 3 and 4 of the interim consolidated financial statements. The effect of the Company’s transition to IFRS, including transition elections, and reconciliations of the statements of financial position and the statements of operations between previous Canadian GAAP and IFRS is presented in note 5 to the interim consolidated financial statements.

Business risks

The midstream industry is subject to risks that can affect the amount of cash flow from operations available for the payment of dividends to shareholders, and the ability to grow. These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth;

•	the impact of governmental regulation on Provident;

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	non-performance risk by counterparties;

•	government, legislation and regulatory risk;

•	changes to environmental and other regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined commodity price risk management program to mitigate the impact that volatile commodity prices have on cash flow available for the payment of dividends;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Share trading activity

The following table summarizes the share trading activity of Provident for each quarter in the nine months ended September 30, 2011 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3
TSE - PVE (Cdn$)
High	$9.03	$9.06	$8.84
Low	$7.62	$7.70	$6.84
Close	$9.03	$8.62	$8.58
Volume (000s)	31,800	29,039	27,238
NYSE - PVX (US$)
High	$9.30	$9.48	$9.19
Low	$7.78	$7.85	$6.90
Close	$9.27	$8.93	$8.16
Volume (000s)	75,349	83,855	85,031

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or Provident's future performance. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. All statements other than statements of historical fact are forward-looking information. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of Provident. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's business;
•	the growth opportunities associated with the Provident’s business;
•	the availability and amount of tax pools available to offset Provident’s cash taxes; and
•	the nature of contractual arrangements with third parties in respect of Provident's business.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  Provident cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to developing forward-looking information contained in this MD&A, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its NGL products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Quarterly table
Financial information by quarter (IFRS)
($ 000s except for per share and operating amounts)	2011
	First	Second	Third	Year-to-
	Quarter	Quarter	Quarter	Date

Product sales and service revenue	$519,100	$416,382	$450,849	$1,386,331
Funds flow from continuing operations (1)	$53,585	$43,490	$62,790	$159,865
Funds flow from continuing operations per share - basic and diluted (4)	$0.20	$0.16	$0.23	$0.59
Adjusted EBITDA - continuing operations (2)	$61,242	$51,298	$69,528	$182,068

Adjusted funds flow from continuing operations (3)	$53,585	$43,490	$62,790	$159,865
Adjusted funds flow from continuing operations per share - basic and diluted (4)	$0.20	$0.16	$0.23	$0.59
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$61,242	$51,298	$69,528	$182,068

Net (loss) income	$(11,985)	$40,219	$48,398	$76,632
Net (loss) income per share
- basic and diluted (4)	$(0.04)	$0.15	$0.18	$0.28
Shareholder dividends	$36,324	$36,449	$36,609	$109,382
Dividends per share	$0.14	$0.14	$0.14	$0.41
Provident Midstream NGL sales volumes (bpd)	116,864	91,872	94,709	101,067

(1) Represents cash flow from operations before changes in working capital.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per unit and operating amounts)	2010
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$472,940	$366,125	$363,767	$543,725	$1,746,557
Funds flow from continuing operations (1)	$46,839	$(171,334)	$43,642	$74,133	$(6,720)
Funds flow from continuing operations per unit - basic	$0.18	$(0.65)	$0.16	0.28	$(0.03)
- diluted	$0.18	$(0.65)	$0.16	0.27	$(0.03)
Adjusted EBITDA - continuing operations (2)	$51,442	$(176,403)	$52,538	$86,342	$13,919

Adjusted funds flow from continuing operations (3)	$47,325	$39,152	$43,642	$76,002	$206,121
Adjusted funds flow from continuing operations per unit - basic	$0.18	$0.15	$0.16	0.28	$0.77
- diluted (4)	$0.18	$0.15	$0.16	0.27	$0.77
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,928	$34,083	$52,538	$88,211	$226,760

Net (loss) income	$(50,921)	$(40,944)	$8,979	$72,380	$(10,506)
Net (loss) income per unit
- basic	$(0.19)	$(0.15)	$0.03	0.27	$(0.04)
- diluted (4)	$(0.19)	$(0.15)	$0.03	0.26	$(0.04)
Unitholder distributions	$47,634	$47,794	$47,990	$48,221	$191,639
Distributions per unit	$0.18	$0.18	$0.18	0.18	$0.72
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	121,627	106,075

(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter (Canadian GAAP) (1)
($ 000s except for per unit and operating amounts)	2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$477,056	$333,354	$339,661	$480,420	$1,630,491
Funds flow from continuing operations (2)	$57,349	$14,456	$24,859	$51,190	$147,854
Funds flow from continuing operations per unit - basic and diluted	$0.22	$0.06	$0.09	$0.19	$0.57
Adjusted EBITDA - continuing operations (3)	$65,095	$20,383	$25,569	$57,182	$168,229

Adjusted funds flow from continuing operations (4)	$57,623	$21,858	$24,859	$52,769	$157,109
Adjusted funds flow from continuing operations per unit - basic and diluted	$0.22	$0.08	$0.09	$0.20	$0.60
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (3)	$65,369	$27,785	$25,569	$58,761	$177,484

Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528

(1) The financial information for 2009 is presented in Canadian GAAP as these periods are prior to the January 1, 2010 transition date for IFRS.
(2) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(3) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and other non-cash items - see "Reconciliation of Non-GAAP measures".
(4) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.